UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
(full title of Plan)
TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Boulevard, Suite 200
Arlington, Texas 76011
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Employees Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 18, 2008

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
Assets
Investments, at fair value:
Tandy Brands Accessories, Inc. common stock	$3,741,264	$6,115,159
Comerica Stable Value Fund	1,884,629	1,740,898
William Blair International Growth Fund — Class N	1,818,116	1,412,927
Janus Growth and Income Fund	1,796,311	1,781,781
Van Kampen Comstock Fund — Class A	1,493,175	1,604,855
William Blair Growth Fund — Class N	1,354,243	1,216,160
Fidelity Advisor Mid Cap Fund — Class T	1,174,131	1,095,394
Van Kampen Equity and Income Fund — Class A	1,040,389	882,487
Munder Index 500 Fund — Class K	728,314	771,684
Federated Capital Appreciation Fund — Class A	674,665	674,952
Neuberger & Berman Genesis Fund — Trust Class	604,137	492,816
Janus Mid Cap Value Fund — Investor	480,470	392,983
Dreyfus Bond Market Index Fund — Investors	398,002	348,500
Van Kampen Government Securities Fund — Class A	386,123	273,266
Fidelity Advisor Small Cap Fund — Class T	247,991	195,122
Comerica Destination 2045 Fund — Class A	9	—
Participant loans	27,512	20,703

Total investments	17,849,481	19,019,687
Receivables:
Participants’ contributions	27,988	31,941
Company contributions	30,877	27,670
Brokers	16,260	—
Dividends	15,417	14,349

Total receivables	90,542	73,960
Cash and cash equivalents	—	91

Total Assets	17,940,023	19,093,738
Liabilities
Excess contributions payable	135,176	126,513
Accounts payable	16,262	—

Total Liabilities	151,438	126,513

Net Assets Available For Benefits At Fair Value	17,788,585	18,967,225
Fully benefit-responsive contract adjustment	—	—

Net Assets Available For Benefits	$17,788,585	$18,967,225

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2007	2006
Additions
Contributions:
Participants	$955,889	$1,028,409
Company	699,565	713,075
Rollover	1,725	1,203
Dividends and interest	1,294,692	849,770
Net appreciation in value of investments	—	368,999

Total Additions	2,951,871	2,961,456

Deductions
Benefits paid to participants	3,073,389	2,357,077
Contribution refunds	135,357	127,478
Participants’ loans deemed distributed	8,939	12,839
Net depreciation in value of investments	912,826	—

Total Deductions	4,130,511	2,497,394

Net (Deductions) Additions	(1,178,640)	464,062

Net Assets Available For Benefits
Beginning of year	18,967,225	18,503,163

End of year	$17,788,585	$18,967,225

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description
General
The following description of the Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was initially effective January 1, 1991, amended and restated effective July 1, 2000, and subsequently amended on August 14, 2001, June 4, 2002, June 10, 2003, December 22, 2003, January 1, 2005, October 24, 2005, and January 31, 2007.
The January 2007 amendment incorporated into the Plan effective January 1, 2006 certain regulatory and legislative changes relating to Internal Revenue Service final regulations issued on December 29, 2004 under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the “Code”).
The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service with a minimum of 1,000 hours worked. The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV relating to plan termination insurance. The Plan is qualified under Section 401(a) of the Code.
Contributions
A participant may contribute from 1% to 25% (10% prior to January 1, 2006) of their annual compensation for the Plan year. Annual compensation is the participant’s total remuneration reported on the federal income tax withholding statement, excluding Company contributions to the Stock Purchase Program and amounts realized from the Company’s stock options, plus amounts not includable in gross income pursuant to Sections 125, 132(f)(4), 457, and 402(g)(3) of the Code, subject to the maximum earnings limitation as adjusted by the United States Secretary of the Treasury under Section 415(d) of the Code. Contributions by a highly-compensated employee may be limited or refunded if the Plan does not meet certain of the Code’s discrimination tests.
Employees not opting out of participation in the Plan are treated as if they had elected to contribute 1% of their compensation to the Plan. Qualified cash distributions from other plans may be rolled over into the Plan without regard to an employee’s eligibility to participate in the Plan.
The Company contributes for each participant 100% of the participant’s contributions to the Plan up to a maximum of 5% of the participant’s annual compensation. The Company’s board of directors may change the matching percentage at any time.
Generally contributions to the Plan and earnings thereon are not subject to federal income tax until withdrawn from the Plan by the participant.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the earnings thereon. Participants may allocate contributions and their account balances among those investments designated by the Administrative Committee. The daily valuation method is used to value participants’ accounts.
The benefit to which a participant, or designated beneficiary, is entitled is the benefit that can be provided from the participant’s vested account. All or any part of vested account balances may be withdrawn by participants still employed by the Company on attaining age 59 1/2. Upon retirement after age 65, termination of employment, death, or disability as determined by the Administrative Committee, those with vested account balances greater than $1,000 may elect (a) lump sum payments in cash or, where applicable, Company stock, or a combination thereof, or (b) payment in monthly installments over a designated period not exceeding ten years or, if shorter, the participant’s life expectancy or joint life expectancy of the participant and the designated beneficiary subject to specified minimum distribution requirements. Vested account balances of $1,000 or less are distributed in a lump sum. Payments may be rolled over directly to another eligible retirement plan.
To relieve a financial hardship, a participant may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 reduced by the amount the highest loan balance from the Plan in the preceding one-year period exceeded any outstanding loan balance at the time of the new loan. A participant may only have one outstanding loan at any time. Loans are secured by the participant’s account balance, bear a reasonable rate of interest, and require repayment within 5 years unless the loan is for the purchase of the participant’s principal residence. Loans are repayable by payroll deduction or, if the participant is on an authorized leave of absence, by check.
Hardship withdrawals of specified amounts may be made in the event of a participant’s immediate and heavy financial need for which funds are not reasonably available from other resources as specified in the Plan and determined by the Administrative Committee. Under specified conditions, an alternate payee may receive a distribution from a participant’s account in compliance with a qualified domestic relations order.
Vesting
Participants are immediately vested in their contributions and the earnings thereon. Upon attaining age 65 or in the event of disability or death, a participant becomes 100% vested in the Company’s matching contributions and the earnings thereon; otherwise, vesting is based on years of completed service: 1 but less than 2 years — 33%; 2 but less than 3 years — 67%; 3 years or more — 100%.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts and Company contributions matching refunded excess participant contributions are used to (a) restore Company matching contributions to accounts of previously terminated participants who are re-employed prior to incurring a five-year break in service and who are eligible for such restoration as defined in the Plan and (b) reduce future Company matching contributions.
Plan Amendment or Termination
The Company may amend or terminate the Plan at any time, but no such action shall cause the Plan’s assets to be used for, or diverted to, any purpose other than the exclusive benefit of participants, nor shall any amendment have the effect of reducing a participant’s accrued benefit without the permission of the United States Secretary of Labor. Participants become 100% vested in Company contributions and earnings thereon upon termination of the Plan or discontinuance, other than a temporary suspension, of Company matching contributions.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.
Contributions
Participant and Company contributions are accrued in the period in which they are deducted from participants’ pay. Rollover contributions are recorded when received. Approximately $32,900 of forfeited Company matching contributions were available at December 31, 2007 to reduce future Company contributions.
Investments
Company common stock is stated at market value determined by the closing quoted market price of the stock as reported on the NASDAQ Global Market System. Registered investment company shares and pooled fund investments are stated at the net asset value per share as determined by the funds. Participant loans stated at the unpaid principal balances approximate their fair value.
Net assets available for benefits at fair value are adjusted for the differences between the fair values and contract values of the fully benefit-responsive investment contracts held by the Comerica Stable Value Fund. At December 31, 2007 and 2006, contract values approximated fair values.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies (continued)
Investment transactions are recorded on a trade-date basis with realized and unrealized gains and losses being a component of the net appreciation and depreciation in the value of investments. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.
Benefit Payments
Disbursements for benefits are recorded when paid.
Investment Appreciation (Depreciation)

	2007	2006
Tandy Brands Accessories, Inc. common stock	$(757,789)	$(206,089)
Registered investment companies	(256,660)	513,298
Collective trust funds	101,623	61,790

	$(912,826)	$368,999

Investment Market Risk
The Plan’s investments are subject to market or credit risks customarily associated with debt and equity investments. Quoted market prices and net asset values per share at December 31, 2007 and June 18, 2008 were:

	December 31	June 18
	2007	2008
Tandy Brands Accessories, Inc. common stock	$9.75	$5.66
Comerica Stable Value Fund	11.25	11.44
William Blair International Growth Fund — Class N	29.12	26.50
Janus Growth and Income Fund	36.48	34.25
Van Kampen Comstock Fund — Class A	17.48	15.11
William Blair Growth Fund — Class N	11.70	11.39
Fidelity Advisor Mid Cap Fund — Class T	23.62	22.26
Van Kampen Equity and Income Fund — Class A	8.84	8.08
Munder Index 500 Fund — Class K	29.12	26.61
Federated Capital Appreciation Fund — Class A	21.34	20.48
Neuberger & Berman Genesis Fund — Trust Class	49.28	52.78
Janus Mid Cap Value Fund — Investor	22.43	22.54
Dreyfus Bond Market Index Fund — Investors	11.35	11.40
Van Kampen Government Securities Fund — Class A	11.08	10.71
Fidelity Advisor Small Cap Fund — Class T	24.03	23.26
Comerica Destination 2045 Fund — Class A	14.47	14.34

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Benefits Payable
At December 31, 2007 and 2006 there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, but which had not yet been paid.
Plan Administration
A third-party trustee holds and manages the Plan’s assets. The Plan’s administrative expenses are paid by the Company.
Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
December 31, 2007
EIN: 75-2349915 Plan: 001

					(e) Current
(a)	(b) Identity of Issue or Borrower	(c) Description of Investment	(d) Cost		Value
*	Tandy Brands Accessories, Inc.	Common Stock	*	*	$3,741,264
*	Comerica Bank and Trust, National Association Stable Value Fund	70 Basis Point Contract	*	*	1,884,629
	William Blair International Growth Fund	Class N Shares	*	*	1,818,116
	Janus Investment Fund	Janus Growth and Income Fund	*	*	1,796,311
	Van Kampen Comstock Fund	Class A Shares	*	*	1,493,175
	William Blair Growth Fund	Class N Shares	*	*	1,354,243
	Fidelity Advisor Mid Cap Fund	Class T Shares	*	*	1,174,131
	Van Kampen Equity and Income Fund	Class A Shares	*	*	1,040,389
	Munder Index 500 Fund	Class K Shares	*	*	728,314
	Federated Capital Appreciation Fund	Class A Shares	*	*	674,665
	Neuberger & Berman Equity Funds	Genesis Fund Trust Class Shares	*	*	604,137
	Janus Mid Cap Value Fund	Investor Shares	*	*	480,470
	Dreyfus Bond Market Index Fund	Investors Shares	*	*	398,002
	Van Kampen Government Securities Fund	Class A Shares	*	*	386,123
	Fidelity Advisor Small Cap Fund	Class T Shares	*	*	247,991
*	Comerica Bank and Trust, National Association Destination 2045 Fund	Class A Shares	*	*	9
*	Participant loans	Due 1 to 7 Years - 5% to 9.25% Interest	$-0-		27,512

*	Indicates a party-in-interest to the Plan.

**	Cost of participant-directed investments omitted.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
June 20, 2008	/s/ J.S.B. Jenkins
J.S.B. Jenkins
Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation of our report dated June 18, 2008, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement on Form S-8 (Registration No. 333-38526) pertaining to the Tandy Brands Accessories, Inc. Employees Investment Plan.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 20, 2008